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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                  SCHEDULE TO
                                AMENDMENT NO. 1
                                 (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ---------------
                                 VIRYANET LTD.
                       (Name of Subject Company (Issuer))
                                ---------------
                                 VIRYANET LTD.
                       (Name of Filing Person (Offeror))
                                ---------------
       OPTIONS UNDER VIRYANET LTD. 1996 STOCK OPTION AND INCENTIVE PLAN,
  VIRYANET LTD. 1997 STOCK OPTION AND INCENTIVE PLAN, VIRYANET LTD. 1998 STOCK OPTION AND INCENTIVE PLAN AND VIRYANET LTD. 1999 STOCK OPTION AND INCENTIVE
         PLAN TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE,
                           HELD BY CERTAIN EMPLOYEES
                         (Title of Class of Securities)
                                ---------------
                                  M97540 10 4
                     (CUSIP Number of Class of Securities)
                          (Underlying Ordinary Shares)

                                ---------------
                              Albert A. Gabrielli
                            Chief Financial Officer
                                 ViryaNet Ltd.
                               c/o ViryaNet, Inc.
                                2 Willow Street
                          Southborough, MA 01745-1027
                                 (508) 490-8600
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                ---------------
                                   Copies to:
     Howard S. Rosenblum, Esq.                    Dan Geva, Adv.
  Testa, Hurwitz & Thibeault, LLP          Meitar, Liquornik, Geva & Co.
         High Street Tower                  16 Abba Hillel Silver Road
  125 High Street Boston, MA 02110            Ramat Gan 52506, Israel
           (617) 248-7000                        (972-3) 610-3100
                                ---------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
           Transaction valuation*                         Amount of filing fee
------------------------------------------------------------------------------
      $1,801,513                                                $360.30
------------------------------------------------------------------------------
------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,428,500 ordinary shares of ViryaNet Ltd. having an aggregate value of $1,801,513 as of August 24, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously
    Paid:                        $437.14
   Form or Registration
    No.:                         5-60313
   Filing party:           ViryaNet Ltd.
   Date filed:            August 6, 2001

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]third party tender offer subject to Rule 14d-1.
   [X]issuer tender offer subject to Rule 13e-4.
   [_]going-private transaction subject to Rule 13e-3.
   [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

                             INTRODUCTORY STATEMENT

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by ViryaNet Ltd. ("ViryaNet", "we" or "our") with the Securities and Exchange Commission on August 6, 2001 (the "Schedule TO"), relating to an offer by ViryaNet to exchange options to purchase shares of ViryaNet's ordinary shares that are outstanding under our 1996 Stock Option and Incentive Plan, our 1997 Stock Option and Incentive Plan, our 1998 Stock Option and Incentive Plan and our 1999 Stock Option and Incentive Plan held by certain eligible employees for new options to purchase ordinary shares under our 1999 Stock Option and Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO, and the related Letter of Transmittal that was filed as Exhibit
(a)(2) to the Schedule TO and the Notice to Withdraw Tender that was filed as Exhibit (a)(3) to the Schedule TO.

   This Amendment No. 1 amends and supplements the Schedule TO, the Offer to Exchange, the Letter of Transmittal and the Notice to Withdraw Tender, in order to:

     (i) revise the Offer to Exchange, the Letter of Transmittal and the Notice to Withdraw Tender to provide that the new options will be granted at the first meeting of our Board of Directors held on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange, but in no event later than March 15, 2001, unless the offer is extended;

     (ii) revise the Offer to Exchange, the Letter of Transmittal and the Notice to Withdraw Tender to affirm that participating employees may withdraw tendered options that are not accepted before 11:59 p.m., eastern time, on October 1, 2001, the fortieth business day from the commencement of the offer, at any time after October 1, 2001;

     (iii) revise the Offer to Exchange to state that ViryaNet intends to accept for exchange and cancel properly tendered and not validly withdrawn options promptly after the expiration of the offer;

     (iv) revise the Offer to Exchange by deleting the reference to "or with the acceptance and cancellation of options tendered for exchange" in the last sentence of the first paragraph of Section 6;

     (v) revise the Offer to Exchange to change the word "certain" to "material" in the seventh paragraph of Section 13;

     (vi) revise the Offer to Exchange to remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor") by deleting the second and fourth sentences of the first paragraph of Section 18, as the Safe Harbor does not apply to statements made in connection with the Offer to Exchange;

     (vii) revise the Offer to Exchange by changing the number "6,967,240" to "6,974,740" in the first sentence of the third full paragraph on page 19;

     (viii) revise the Offer to Exchange by changing the number "9,078,590" to "8,999,535" in the second sentence of the third full paragraph on page 19;

     (ix) revise the Offer to Exchange by changing the "Total assets" number from "22,859" to "27,067" in the Consolidated Balance Sheet Data on page B-2; and

     (x) file as Exhibit (a)(7) a form of electronic message from Winfried A. Burke to employees.

Item 1. Summary Term Sheet.

   Item 1 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth under "Summary Term Sheet" in the Offer to Exchange, attached hereto as Exhibit (a)(1) (as the same may be amended from time to time, the "Offer to Exchange").

Item 4. Terms of the Transaction.

   Item 4 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange.

Item 7. Source and Amount of Funds or Other Consideration.

   Item 7 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange.

Item 12. Exhibits.

   (a)(1) Offer to Exchange, dated August 6, 2001.

   (2) Form of Letter of Transmittal.

   (3) Form of Notice to Withdraw Tender.

   (4) Form of Letter to Eligible Option Holders.*

   (5) Form of Letter to Tendering Option Holders.*

   (6) ViryaNet Annual Report on Form 20-F for its fiscal year ended December 31, 2000 (filed with the Securities and Exchange Commission on May 10, 2001 and incorporated herein by reference).*

   (7) Form of email message from Winfried A. Burke to employees.

   (b) Not applicable.

   (d)(1) ViryaNet 1996 Stock Option and Incentive Plan (filed as Exhibit 10.1 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

   (2) Form of Stock Option Agreement for U.S. employees pursuant to the ViryaNet 1996 Stock Option and Incentive Plan.*

   (3) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1996 Stock Option and Incentive Plan.*

   (4) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1996 Stock Option and Incentive Plan.*

   (5) ViryaNet 1997 Stock Option and Incentive Plan (filed as Exhibit 10.2 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

   (6) Form of Stock Option Agreement for United States employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

   (7) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

   (8) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

   (9) ViryaNet 1998 Stock Option and Incentive Plan (filed as Exhibit 10.2 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

   (10) Form of Stock Option Agreement for U.S. employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

   (11) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

   (12) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

   (13) ViryaNet 1999 Stock Option and Incentive Plan (filed as Exhibit 4.7 to Form S-8, Registration No. 333-65904, and incorporated herein by reference).*

   (14) Form of Stock Option Agreement for United States employees pursuant to the 1999 Stock Option and Incentive Plan.*

   (15) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

   (16) Form of Stock Option Agreement for Japanese employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

   (17) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

   (g) Not applicable.

   (h) Not applicable.

   *   Previously Filed

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to the Schedule TO is true, complete and correct.

                                          ViryaNet Ltd.

                                                 /s/ Albert A. Gabrielli
                                          -------------------------------------
                                                   Albert A. Gabrielli
                                                 Chief Financial Officer

Date: August 27, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Offer to Exchange, dated August 6, 2001.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice to Withdraw Tender.

 (a)(4)  Form of Letter to Eligible Option Holders.*

 (a)(5)  Form of Letter to Tendering Option Holders.*

 (a)(6)  ViryaNet Annual Report on Form 20-F for its fiscal year ended December
         31, 2000 (filed with the Securities and Exchange Commission on May 10,
         2001 and incorporated herein by reference).*

 (a)(7)  Form of email message from Winfried A. Burke to employees.

 (b)     Not applicable.

 (d)(1) ViryaNet 1996 Stock Option and Incentive Plan (filed as Exhibit 10.1 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

 (d)(2)  Form of Stock Option Agreement pursuant to the ViryaNet 1996 Stock
         Option and Incentive Plan.*

 (d)(3) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1996 Stock Option and Incentive Plan.*

 (d)(4) Form of Stock Option Agreement for United Kingdom employees pursuant to ViryaNet 1996 Stock Option and Incentive Plan.*

 (d)(5) ViryaNet 1997 Stock Option and Incentive Plan (filed as Exhibit 10.2 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

 (d)(6) Form of Stock Option Agreement for United States employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

 (d)(7) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

 (d)(8) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1997 Stock Option and Incentive Plan.*

 (d)(9) ViryaNet 1998 Stock Option and Incentive Plan (filed as Exhibit 10.3 to Form F-1, Registration No. 333-42158, and incorporated herein by reference).*

 (d)(10) Form of Stock Option Agreement for United States employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

 (d)(11) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

 (d)(12) Form of Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1998 Stock Option and Incentive Plan.*

 (d)(13) ViryaNet 1999 Stock Option and Incentive Plan (filed as Exhibit 4.7 to
         Form S-8, Registration No. 333-65904, and incorporated herein by reference).*

 (d)(14) Form of Stock Option Agreement for United States employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

 (d)(15) Form of Stock Option Agreement for Israeli employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

 Exhibit
 Number                               Description
 -------                              -----------
 (d)(16) Form of Stock Option Agreement for Japanese employees pursuant to the
         ViryaNet 1999 Stock Option and Incentive Plan.*

 (d)(17) Form of Incentive Stock Option Agreement for United Kingdom employees pursuant to the ViryaNet 1999 Stock Option and Incentive Plan.*

--------
* Previously filed.